Exhibit 99.2
Royal Dutch Shell plc
Three and nine month periods ended September 30, 2007
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell Group”) for the three and nine month periods ended September 30, 2007; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month periods ended September 30, 2007 and 2006.
In this report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.
This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 2006 20-F (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, November 1, 2007. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.
Please refer to the Annual Report on Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	1

Operational and Financial Review for the three and nine month periods ended September 30, 2007
Presented under IFRS (unaudited)

				$ million
	Three months		Nine months
	ended September 30,		ended September 30,
	2007	2006	2007	2006

Income for the period	7,041	6,255	23,293	20,798

Attributable to minority interest	125	313	429	639

Income attributable to shareholders of Royal Dutch Shell plc	6,916	5,942	22,864	20,159

THREE MONTHS ENDED SEPTEMBER 30, 2007
The Group’s income for the three months ended September 30, 2007 was $7,041 million, an increase of 13% compared to 2006 mainly caused by increased earnings in the Oil Products segment. Earnings included a charge of $110 million related to a one-time impact on past-service pension liabilities due to implementation of a revised structure for certain employees’ remuneration, of which the major elements arose in the Exploration & Production and Oil Products segment earnings.
Exploration & Production
Segment earnings were $3,510 million compared to $3,743 million for the same period last year. Earnings included a net gain of $130 million, comprising a gain of $143 million related to an impairment reversal and a combined gain of $228 million related to tax impacts and the benefit of a tax rate change in Germany. These gains were partly offset by charges of $93 million related to the mark-to-market valuation impact of certain UK gas contracts, exploration write-offs in Alaska of $77 million and a $71 million charge related to a one-time pension liability impact. Earnings for the third quarter 2006 included a net charge of $163 million reflecting a gain of $147 million related to the mark-to-market valuation of certain UK gas contracts, more than offset by charges of $310 million related to a UK tax increase effective as from January 1, 2006.
Earnings, when compared to the third quarter 2006, were mainly impacted by lower volumes, higher tax charges and higher costs, reflecting current industry conditions, partly offset by the impact of higher oil prices on revenues. In addition, higher exploration expenses, and lower profits from the Sakhalin project, as a consequence of the partial divestment in the second quarter 2007, impacted earnings when compared to the third quarter 2006.
Liquids realisations were 9% higher than in the third quarter 2006, following marker crudes Brent and WTI which were both up 7%. Gas realisations were 4% lower than a year ago. Outside the USA gas realisations were relatively unchanged whereas in the USA gas realisations decreased by 11%.
Third quarter 2007 production was 3,137 thousand barrels of oil equivalent (boe) per day compared to 3,251 thousand barrels of oil equivalent per day a year ago. Total crude oil production (including oil sands) was down 9% and total natural gas production was up 6% when compared to the third quarter 2006. Third quarter 2007 production was mainly impacted by field decline rates and divested volumes, which were partly offset by new fields production and ramp-up volumes when compared to the same quarter last year.
Production compared to the third quarter 2006 included increased volumes from E8 and B12 (Shell share 50%) in Malaysia, Pohokura (Shell share 48%) in New Zealand, West Salym (Shell share 50%) in Russia, Changbei (Shell share 50%) in China, Erha (Shell share 44%) in Nigeria, Merganser (Shell share 44%) in the UK, Enfield in Australia (Shell share 21%, indirect) and Deimos (Shell share 71.5%) in the USA.
Gas & Power
Segment earnings were $568 million compared to $781 million for the same period last year. Earnings included a net charge of $4 million, reflecting a gain of $11 million related to a tax rate change in Germany, which was more than offset by charges of $10 million related to a one-time pension liability impact and $5 million related to the mark-to-market valuation impact of certain gas contracts.
Earnings, when compared to the third quarter 2006, reflected lower marketing and trading results and reduced gas-to-liquids (GTL) sales volumes due to a planned shutdown of the Bintulu GTL plant, which were partly offset by higher earnings from increased equity liquefied natural gas (LNG) sales volumes.
LNG equity sales volumes of 3.29 million tonnes were 12% higher than in the same quarter a year ago, driven by additional sales mainly at Nigeria LNG (Shell interest 26%) due to increased feedgas supply.
Marketing and trading earnings benefited from storage optimisation in the third quarter 2007. Earnings, when compared to the same period last year, were lower due to less favourable overall trading conditions in both Europe and North America.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	2

Oil Products
Segment earnings were $2,153 million compared to $1,214 million for the same period last year. The impact of price volatility on inventory had a positive impact on third quarter earnings of $502 million compared with a negative impact of $946 million in the third quarter of 2006.
Earnings for the third quarter 2007 included a net gain of $121 million, reflecting a gain of $149 million related to a tax rate change in Germany, which was partly offset by a charge of $28 million related to a one-time pension liability impact.
When compared to the third quarter of 2006, earnings were mainly impacted by lower realised refining margins, lower contribution from trading and higher operating costs, which were partly offset by a gain related to a tax rate change in Germany.
In Manufacturing, Supply and Distribution industry refining margins, when compared to the same period a year ago, were higher in the eastern hemisphere and in US Gulf Coast, whilst US West Coast margins declined. Refining margins in Europe were essentially unchanged when compared to the levels of the third quarter of 2006. Despite the hurricane impact in the US Gulf Coast, refinery availability remained relatively stable at 93% when compared to 94% in the third quarter of 2006.
In marketing, when compared to the same period a year ago, earnings were relatively stable due continued strong retail, lubricants and B2B earnings.
Marketing sales volumes were in line with volumes in the third quarter 2006. The negative impact of divestments was offset mainly because of higher retail sales.
Chemicals
Segment earnings were $397 million compared to $251 million for the same period last year. Earnings included a net gain of $18 million, reflecting a gain of $19 million related to a tax rate change in Germany, which was partly offset by a charge of $1 million related to a one-time pension liability impact.
Earnings reflected improved margins, which were mostly offset by a reduced trading contribution.
Chemicals manufacturing plant availability increased to 94%, some 6% points higher than in the third quarter 2006, which was impacted by a heavy planned maintenance programme in the USA and Europe.
Corporate
Segment earnings were $413 million compared to $266 million for the same period last year. Earnigns for the third quarter 2006 included $86 million related to tax credits.
When compared to the third quarter 2006, earnings reflected higher insurance underwriting income, improved net interest income and positive results from exchange rate movements which were partly offset by lower tax credits.
NINE MONTHS ENDED SEPTEMBER 30, 2007
The Group’s income for the nine months ended September 30, 2007 was $23,293 million, an increase of 12% compared to 2006.
Exploration & Production
Segment earnings were $10,319 million compared to $11,485 million for the same period last year, mainly reflecting lower volumes, higher exploration expenses, higher costs, reflecting current industry conditions and tax impacts. Earnings included a net gain of $387 million mainly from gains from divestments of $352 million, a combined gain of $136 million related to tax impacts including the benefit of a tax rate change in Germany and a gain of $143 million related to an impairment reversal, partially offset charges of $96 million related to the mark-to-market valuation impact of certain UK gas contracts, the write-off of exploration costs in Alaska of $77 million and a $71 million charge related to a one-time pension liability impact. Earnings in the comparative period of 2006 included a net gain of $254 million mainly from a net gain in respect of the mark-to-market valuation impact of certain UK gas contracts, the impact of Canadian tax revisions and the resolution of certain contractual issues, partially offset by charges related to a UK tax increase effective as from January 1, 2006.
Liquids realisations were 1% higher than a year ago, compared to a Brent price that remained flat and a decrease in WTI of 3%. Outside the USA gas realisations decreased by 2%. In the USA, gas realisations decreased by 11%.
Hydrocarbon production was 3,273 thousand boe per day, 4% lower than a year ago (3,415 thousand boe per day).
Gas & Power
Segment earnings were $2,150 million compared to $2,054 million for the same period last year. Earnings included net gains of $282 million related to divestments, a charge related to gas contracts mark-to-market valuation, a gain related to a tax rate change in Germany and a charge related to a one-time pension liability. Earnings reflected lower marketing and trading results, which were partly offset by higher Liquefied Natural Gas (LNG) sales volumes and LNG dividends.
LNG equity sales volumes of 9.84 million tonnes were 12% higher than a year ago. The increase was mainly related to the Nigeria LNG venture (Shell interest 26%), as a result of increased feedgas supply.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	3

Oil Products
Segment earnings were $7,883 million compared to $6,334 million for the same period last year. The impact of price volatility on inventory had a positive impact on earnings of $1,808 million compared with $776 million for the same period last year.
Earnings included a net gain of $150 million resulting from gains related to a tax rate change in Germany and divestments, partially offset by a charge related to a one-time pension liability impact and impairment of certain assets. Earnings in the first nine months of 2006 included net charges of $65 million related to restructuring of employee retirement plans in France, partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates.
Improved earnings reflected strong refining margins, particularly in the second quarter, and marketing margins, partially offset by lower trading results and higher operating and legal costs when compared to the first nine months of 2006.
In Manufacturing, Supply and Distribution, industry refining margins were higher. Refinery availability declined to 90.8% from 91.6% compared to the first nine months of 2006.
In Marketing, earnings increased compared to the first nine months of 2006 mainly due to higher retail marketing margins and strong finished lubricants margins.
Marketing sales volumes declined compared to the volumes in the first nine months of 2006 due to the impact of divestments.
Chemicals
Segment earnings were $1,550 million compared to $880 million for the same period last year mainly due to improved margins and higher earnings from equity accounted investments. Earnings from equity accounted investments were impacted last year by the fact that the Nanhai petrochemicals complex in China (Shell share 50%) started-up during the first quarter and attained full operational status during the second quarter.
Sales volumes were 5% lower than last year and reflected mainly a reduction in sales of lower margin products, including aromatics trading.
Chemicals manufacturing plant availability was 92.3%, in line with last year.
Corporate
Segment earnings were $1,391 million compared to $45 million a year ago. Corporate segment earnings in this period included a gain on the sale of the equity portfolio held by the Group insurance companies of $404 million while in 2006 earnings included the recognition of a $500 million provision in respect of litigation. Earnings reflected higher insurance underwriting income and improved net interest income, partly offset by higher corporate costs when compared to a year ago.
PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
Exploration & Production
In China, Shell and PetroChina started commercial production and gas delivery from the Changbei gas field.
In New Zealand, Shell delivered first offshore gas from the Pohokura field in the first quarter of 2007. This follows the delivery of onshore gas achieved in September 2006.
Shell sold 45% of the newly created Shell Technology Ventures Fund 1 BV (STV), an energy technology fund, to Coller Capital. Shell remains the majority shareholder in the fund, which will focus on investing in non-exclusive Shell and third party exploration and production technologies.
In the United Kingdom, the Group announced its intention to sell its equity interests in a number of northern North Sea assets.
In April the Group completed the disposal to OAO Gazprom of a 50% stake (plus 1 share) in the Sakhalin project in Russia. In addition, the Ministry of Natural Resources of the Russian Federation announced its approval of the revised Environmental Action Plan.
In Austria, Shell announced that it has signed a Sale and Purchase Agreement for the sale of its 25% equity holding in Austrian oil and gas producer, Rohol-Aufsuchungs AG (RAG) with completion expected late 2007 or early 2008.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	4

In Norway, Shell announced that it has entered into an agreement with E.ON Ruhrgas Norge AS to sell its 28% equity interests in the undeveloped Skarv and Idun fields for $893 million. The sale is subject to the relevant regulatory approval and is expected to be completed by end 2007.
In Russia, Shell and Rosneft Open Joint Stock Company have concluded an agreement on Strategic Cooperation, which provides for a joint implementation of upstream and downstream oil and gas projects both in Russia and elsewhere.
Also in Russia, Shell and JSC Tatneft concluded an agreement for a Strategic Partnership to devise a programme for heavy oil development in Tatarstan as well as other potential joint activities, including the acquisition of new licences for hydrocarbon exploration in Tatarstan and elsewhere in Russia.
In the USA, Shell announced first production from the Deimos (Shell share 71.5%) discovery in the Gulf of Mexico Mars Basin with a peak production capacity for Phase I of 30 thousand barrels of oil equivalent per day.
In Norway, first gas was produced from the Ormen Lange field (Shell share 17%) with a peak production capacity of some 420 thousand barrels of oil equivalent per day.
The Group made four material exploration discoveries, with two in Australia and further discoveries in Nigeria and Malaysia. The Group also significantly increased its overall acreage position with new exploration licences in Australia and the USA.
Gas & Power
In Australia, the North West Shelf venture (Shell direct and indirect interest, 22%) completed the renewal of long-term LNG purchase commitments with eight Japanese customers, totaling 4.3 million tonnes per annum over 6 to 8 years as from 2009.
Also in Australia, the final investment decision was taken by Woodside Petroleum Ltd. (Shell interest 34.27%) for the development of the Pluto LNG project in North-West Australia. The Australian Federal Ministry for the Environment issued government approval for the Pluto project in October.
Shell and Petrochina concluded a binding Heads of Agreement for the supply of 1 million tonnes per annum of LNG, for 20 years, from the Gorgon project in North-West Australia, conditional on a final investment decision being taken by the Gorgon Joint Venture partners. Gorgon received State and Federal environmental approval during the third quarter.
In South America, the Group signed an agreement for the sale of certain gas transportation and power generation assets in Bolivia and Brazil. The transaction is expected to close before year-end, pending regulatory approvals.
In the USA, the sale of the Group’s participation in the common units of Enterprise Product Partners L.P., a natural gas processing company, was concluded mainly through private placement sales.
In Qatar, Shell and Qatar Petroleum announced the formation of Qatar Liquefied Gas Company Limited (4), a joint venture of Qatar Petroleum (70%) and Shell (30%), which signed a Sale and Purchase Agreement with Shell as the buyer of all the LNG volumes produced by the joint venture. An agreement was also signed with Qatargas Transport Company Limited (Nakilat), in which Shell was appointed as the shipping and maritime services provider for Nakilat’s fleet of at least 25 newly built liquefied natural gas carriers.
Oil Products
In the USA, Shell completed the transaction to sell the Los Angeles Refinery, Wilmington Products Terminal and approximately 250 retail sites and supply agreements in and around Los Angeles and San Diego to Tesoro Corporation.
Also in the USA, Shell announced, through Motiva Enterprises (Shell share 50%) the final investment decision to proceed with a 325,000 barrels per day capacity expansion at the Port Arthur Refinery, making it the largest refinery in the USA with a total crude oil throughput capacity of 600,000 barrels per day.
Shell completed the sale of its LPG businesses in Bulgaria, the Czech Republic, Germany, Spain and Switzerland. The sale of the LPG business in Romania, which is subject to regulatory approval, is expected to close later this year.
In France, Shell has signed a Letter of Intent for the possible sale of its Petit Couronne and Reichstett Vendenheim refineries. The sale, amounting to some $875 million, with completion expected during 2008, is subject to staff consultation and regulatory approval.
Also in France, Shell has received an offer for the sale of its Berre-l’Etang refinery site complex and associated infrastructure and businesses. A purchase price of $700 million has been agreed with completion to be expected in early 2008. The sale is subject to staff consultation and regulatory approval.
Shell announced a strategic review of the Yabucoa petrochemical feedstock refinery in Puerto Rico, which has a capacity of 79 thousand barrels per day (Shell share 100%).
In Ukraine, Shell and OJSC Alliance Group announced a commitment to establish a joint venture to operate 150 Shell branded retail sites. Shell has a 51% share of the joint venture. Start-up of operations commenced in the third quarter.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	5

In third quarter, the Group acquired 100% of shares in the wholly-owned subsidiary of ConocoPhillips, Conoco Jet in Malaysia, comprising 44 ProJet branded retail service stations and 14 vacant land sites in the key growth markets of Malaysia.
In Scandinavia, Shell has signed an agreement which will result in the rebranding of a planned 269 service stations across Norway, Sweden and Denmark.
LIQUIDITY AND CAPITAL RESOURCES
Three months ended September 30, 2007
Cash flow provided by operating activities in the three month period to September 30, 2007 was $9.1 billion compared to $10.1 billion a year ago.
Capital investment[A] for the three months ended September 30, 2007 was $6.8 billion of which $5.3 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2006 was $6.1 billion (including the minority share of Sakhalin) of which $4.9 billion was invested in the Exploration & Production and Gas & Power segments.
Gross proceeds from divestments in the three month period to September 30, 2007 were $0.2 billion compared to $0.3 billion a year ago.
Dividends of $0.36 per share were declared on October 25, 2007 in respect of the third quarter. These dividends are payable on December 12, 2007. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for additional information on the dividend access mechanism.
During the third quarter 2007 $1.5 billion or 0.6% of Royal Dutch Shell shares were bought back for cancellation.
Nine months ended September 30, 2007
Cash flow provided by operating activities in the nine month period to September 30, 2007 was $29.2 billion compared to $25.7 billion a year ago.
Cash and cash equivalents amounted to $14.1 billion at the end of the period (2006: $11.2 billion). Total short and long-term debt amounted to $17.3 billion (2006: $14.1 billion).
Capital investment[A] for the nine months ended September 30, 2007 was $18.5 billion (including the minority share of Sakhalin) of which $15.0 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2006 (including the minority share of Sakhalin) was $17.4 billion of which $14.6 billion was invested in the Exploration & Production and Gas & Power segments.
In the nine months ended September 30, 2007 the Group has paid cash of $7.1 billion for the acquisition of the shares in Shell Canada that it did not already own. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc reflect some $7.1 billion decrease in shareholders equity, causing a $1,639 million decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. Partially offsetting the cash flow impact of the Shell Canada acquisition were increases in other minority interests.
Gross proceeds from divestments in the nine month period to September 30, 2007 were $7.7 billion compared to $1.1 billion a year ago. Dividends of $0.36 per share were declared on May 3, 2007, July 26, 2007 and October 25, 2007 totaling $1.08 per share in respect of the first, second and third quarters.
During the first nine months of 2007 $2.8 billion or 1.2% of Royal Dutch Shell shares were bought back for cancellation.

[A]	Capital investment includes capital expenditure (adjusted for non-cash items and the pre-funding of working capital within jointly controlled assets), investments in equity accounted investments and exploration expense (excluding depreciation and release of currency translation differences).

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	6

Royal Dutch Shell plc
Three and nine month periods ended September 30, 2007
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	7

Condensed Consolidated Statement of Income

				$ million
	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenue[A]	90,703	84,254	249,079	243,345
Cost of sales	76,713	70,383	206,094	200,143

Gross profit	13,990	13,871	42,985	43,202
Selling, distribution and administrative expenses	3,843	4,126	11,741	11,968
Exploration	608	401	1,330	932
Share of profit of equity accounted investments	1,912	1,358	5,858	5,010
Net finance costs and other (income)/expense	(38)	(60)	(1,416)	(168)

Income before taxation	11,489	10,762	37,188	35,480
Taxation	4,448	4,507	13,895	14,682

Income for the period	7,041	6,255	23,293	20,798

Income attributable to minority interest	125	313	429	639

Income attributable to shareholders of Royal Dutch Shell plc	6,916	5,942	22,864	20,159

				$

Basic earnings per share (see Note 4)	1.10	0.93	3.64	3.13
Continuing operations	1.10	0.93	3.64	3.13

Diluted earnings per share (see Note 4)	1.10	0.93	3.63	3.12
Continuing operations	1.10	0.93	3.63	3.12

[A]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $20,830 million in the third quarter 2007 ($57,128 million cumulatively) and $18,472 million in the third quarter 2006 ($53,165 million cumulatively).
The Notes on pages 12 to 21 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	8

Condensed Consolidated Balance Sheet

		$ million
	Sept 30, 2007	Dec 31, 2006

ASSETS
Non-current assets
Intangible assets	5,307	4,808
Property, plant and equipment	96,611	100,988
Investments:
equity accounted investments	28,717	20,740
financial assets	2,987	4,493
Deferred tax	3,375	2,968
Pre-paid pension costs	5,045	3,926
Other	5,903	5,468

	147,945	143,391

Current assets
Inventories	27,906	23,215
Accounts receivable	61,636	59,668
Cash and cash equivalents	14,092	9,002

	103,634	91,885

Total assets	251,579	235,276

LIABILITIES
Non-current liabilities
Debt	12,660	9,713
Deferred tax	13,665	13,094
Retirement benefit obligations	6,449	6,096
Other provisions	12,467	10,355
Other	3,797	4,325

	49,038	43,583

Current liabilities
Debt	4,683	6,060
Accounts payable and accrued liabilities	63,224	62,556
Taxes payable	12,144	6,021
Retirement benefit obligations	338	319
Other provisions	2,126	1,792

	82,515	76,748

Total liabilities	131,553	120,331

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	118,194	105,726
Minority interest	1,832	9,219

Total equity	120,026	114,945

Total liabilities and equity	251,579	235,276

The Notes on pages 12 to 21 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	9

Condensed Consolidated Statement of Changes in Equity

$ million
	Equity attributable to shareholders of Royal Dutch Shell plc
	Ordinary	Treasury	Other	Retained		Minority
	share capital	shares	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Income/(expense) recognised directly in equity	—	—	3,513	—	3,513	(33)	3,480
Income for the period	—	—	—	22,864	22,864	429	23,293

Total recognised income/(expense) for the period	—	—	3,513	22,864	26,377	396	26,773

Capital contributions from minority shareholders	—	—	—	—	—	802	802
Acquisition of Shell Canada[B]	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Partial divestment of Sakhalin[B]	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	6	6	(49)	(43)
Dividends paid	—	—	—	(6,683)	(6,683)	(186)	(6,869)
Treasury shares: net sales/(purchases) and dividends received	—	752	—	—	752	—	752
Shares repurchased for cancellation	(6)	—	6	(2,849)	(2,849)	—	(2,849)
Share-based compensation	—	—	310	—	310	—	310

At September 30, 2007	539	(2,564)	12,649	107,570	118,194	1,832	120,026

At January 1, 2006	571	(3,809)	3,584	90,578	90,924	7,000	97,924

Income/(expense) recognised directly in equity	—	—	2,528	—	2,528	73	2,601
Income for the period	—	—	—	20,159	20,159	639	20,798

Total recognised income/(expense) for the period	—	—	2,528	20,159	22,687	712	23,399

Capital contributions from minority shareholders	—	—	—	—	—	1,233	1,233
Effect of Unification	—	—	154	—	154	—	154
Dividends paid	—	—	—	(6,012)	(6,012)	(258)	(6,270)
Treasury shares: net sales/(purchases) and dividends received	—	375	—	—	375	—	375
Shares repurchased for cancellation	(22)	—	22	(6,811)	(6,811)	—	(6,811)
Share-based compensation	—	—	287	—	287	—	287

At September 30, 2006	549	(3,434)	6,575	97,914	101,604	8,687	110,291

[A]	See Note 2.

[B]	See Note 3.
The Notes on pages 12 to 21 are an integral part of these Consolidated Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	10

Condensed Consolidated Statement of Cash Flows

$ million
	Nine months ended September 30,
	2007	2006

Cash flow from operating activities:
Income for the period	23,293	20,798
Adjustment for:
Current taxation	14,525	14,181
Interest (income)/expense	454	498
Depreciation, depletion and amortisation	9,340	9,309
(Profit)/loss on sale of assets	(1,550)	(279)
Decrease/(increase) in net working capital	(2,831)	(4,695)
Share of profit of equity accounted investments	(5,858)	(5,010)
Dividends received from equity accounted investments	4,673	4,066
Deferred taxation and other provisions	(47)	1,614
Other	(777)	(317)

Cash flow from operating activities (pre-tax)	41,222	40,165
Taxation paid	(12,054)	(14,428)

Cash flow from operating activities	29,168	25,737

Cash flow from investing activities:
Capital expenditure	(16,563)	(15,857)
Investments in equity accounted investments	(1,333)	(534)
Proceeds from sale of assets	6,824	1,006
Proceeds from sale of equity accounted investments	451	81
Proceeds from sale of/(additions to) financial assets	1,175	(33)
Interest received	872	759

Cash flow from investing activities	(8,574)	(14,578)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(290)	(49)
Other debt:
New borrowings	4,396	2,073
Repayments	(3,122)	(1,360)
Interest paid	(923)	(952)
Change in minority interest	(6,705)	1,070
Net issue/(repurchase) of shares	(2,849)	(6,657)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(6,683)	(6,012)
Minority interest	(186)	(258)
Treasury shares: net sales/(purchases) and dividends received	752	375

Cash flow from financing activities	(15,610)	(11,770)

Currency translation differences relating to cash and cash equivalents	106	121

Increase/(decrease) in cash and cash equivalents	5,090	(490)
Cash and cash equivalents at January 1	9,002	11,730

Cash and cash equivalents at September 30	14,092	11,240

The Notes on pages 12 to 21 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	11

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the “Shell Group”, “Group” or “Group Companies”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2006 (pages 108 to 112) as filed with the Securities and Exchange Commission.
With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.
Purchases of minority interest in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity.
The three and nine month periods ended September 30, 2007 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its consolidated subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
2. Other reserves

$ million
		Capital
	Merger	redemption	Share premium	Share plan
	reserve[A]	reserve	reserve	reserve	Other	Total

At January 1, 2007	3,444	39	154	736	4,447	8,820

Cumulative currency translation differences	—	—	—	—	4,326	4,326
Unrealised gains/(losses) on securities	—	—	—	—	(734)	(734)
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	(79)	(79)

Income/(expense) recognised directly in equity	—	—	—	—	3,513	3,513

Shares repurchased for cancellation	—	6	—	—	—	6
Share-based compensation	—	—	—	310	—	310

At September 30, 2007	3,444	45	154	1,046	7,960	12,649

At January 1, 2006	3,444	13	—	351	(224)	3,584

Cumulative currency translation differences	—	—	—	—	2,161	2,161
Unrealised gains/(losses) on securities	—	—	—	—	255	255
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	112	112

Income/(expense) recognised directly in equity	—	—	—	—	2,528	2,528

Effect of Unification	—	—	154	—	—	154
Shares repurchased for cancellation	—	22	—	—	—	22
Share-based compensation	—	—	—	287	—	287

At September 30, 2006	3,444	35	154	638	2,304	6,575

[A]	The merger reserve was established as, in 2005, Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company Limited shares received.
3. Equity
Consistent with the accounting policies disclosed in Note 1, the acquisition of the minority interest in Shell Canada in 2007 was accounted for as a transaction between shareholders with the impact reflected in the equity section of the balance sheet. The Group paid cash of $7.1 billion for shares in Shell Canada that it did not already own. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc, with effect of the second quarter 2007, reflect some $7.1 billion decrease in shareholders equity, causing a $1,639 million decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of Royal Dutch Shell plc share options.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	12

On April 18, 2007, Royal Dutch Shell completed the sale and purchase agreement with OAO Gazprom for the transfer of 50% of its shares in Sakhalin Energy Investment Company Ltd, representing 27.5% of the total outstanding shares, for a sales price of $4.1 billion. As of the end of the first quarter 2007, 100% of the Sakhalin project net assets of approximately $15 billion (property, plant and equipment $15.7 billion) were presented in the Group balance sheet, offset by a minority interest of $6.7 billion representing the partners 45% interest in the project. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc no longer include the separate assets, liabilities and associated minority interest of the Sakhalin project and resulted in a net gain of $0.2 billion which is included in the income statement. The Group’s net asset position in the project is now accounted for as a single line item equity accounted investment.
4. Earnings per share
Basic earnings per share amounts are calculated by dividing the income attributable to the shareholders of Royal Dutch Shell plc for the period by the weighted average number of Class A and B shares outstanding during the period.
The diluted earnings per share is based on the same income figures. The weighted average number of shares outstanding during the period is adjusted for the number of shares related to share option schemes.

Earnings per share are identical for Class A and Class B shares.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Income attributable to shareholders of Royal Dutch Shell plc ($ million)
Total	6,916	5,942	22,864	20,159
Continuing operations	6,916	5,942	22,864	20,159

Basic weighted average number of ordinary shares	6,261,705,157	6,373,944,405	6,276,730,073	6,446,602,707
Diluted weighted average number of ordinary shares	6,285,823,218	6,399,752,630	6,296,501,450	6,470,891,921

5. Information by business segment
With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.
Three months ended September 30, 2007

$ million
	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total

Revenue
third party	7,192	3,816	69,220	10,465	10	—	90,703
inter-segment	10,214	222	924	1,285	—	(12,645)	—

Total	17,406	4,038	70,144	11,750	10	(12,645)	90,703

Segment result	6,866	116	2,197	328	32		9,539
Share of profit of equity accounted investments	733	471	515	174	19		1,912
Net finance costs and other (income)/expense							(38)
Taxation							4,448

Income for the period							7,041

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	13

Three months ended September 30, 2006

$ million
	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total

Revenue
third party	4,864	3,519	66,679	9,313	(121)		84,254
inter-segment	8,243	260	751	1,145	—	(10,399)	—

Total	13,107	3,779	67,430	10,458	(121)	(10,399)	84,254

Segment result	7,655	452	1,200	113	(76)		9,344
Share of profit of equity accounted investments	574	375	291	155	(37)		1,358
Net finance costs and other (income)/expense							(60)
Taxation							4,507

Income for the period							6,255

Nine months ended September 30, 2007

$ million
	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total

Revenue
third party	14,247	11,352	194,000	29,430	50		249,079
inter-segment	28,506	757	2,410	3,408	—	(35,081)	—

Total	42,753	12,109	196,410	32,838	50	(35,081)	249,079

Segment result	19,610	280	8,778	1,343	(97)		29,914
Share of profit of equity accounted investments	2,305	1,319	1,706	529	(1)		5,858
Net finance costs and other (income)/expense							(1,416)
Taxation							13,895

Income for the period							23,293

Nine months ended September 30, 2006

$ million
	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total

Revenue
third party	12,837	12,026	191,072	27,234	176		243,345
inter-segment	25,368	1,037	2,151	3,556	—	(32,112)	—

Total	38,205	13,063	193,223	30,790	176	(32,112)	243,345

Segment result	22,413	1,025	6,892	794	(822)		30,302
Share of profit of equity accounted investments	2,271	1,095	1,431	301	(88)		5,010
Net finance costs and other (income)/expense							(168)
Taxation							14,682

Income for the period							20,798

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Shell Group’s annual Financial Statements to comply with SFAS 131.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	14

Income for the period by segment — Three months ended September 30, 2007

$ million
	Exploration
	&	Gas &	Oil
	Production	Power	Products	Chemicals	Corporate	Total

Segment result - IAS 14	6,866	116	2,197	328	32	9,539
Share of profit of equity accounted investments	733	471	515	174	19	1,912
Net finance costs and other (income)/expense	114	(2)	—	1	(151)	(38)
Taxation	3,975	21	559	104	(211)	4,448

Segment result — OFR	3,510	568	2,153	397	413	7,041

Income for the period by segment — Three months ended September 30, 2006

$ million
	Exploration
	&	Gas &	Oil
	Production	Power	Products	Chemicals	Corporate	Total

Segment result - IAS 14	7,655	452	1,200	113	(76)	9,344
Share of profit of equity accounted investments	574	375	291	155	(37)	1,358
Net finance costs and other (income)/expense	79	(59)	(10)	2	(72)	(60)
Taxation	4,407	105	287	15	(307)	4,507

Segment result — OFR	3,743	781	1,214	251	266	6,255

Income for the period by segment — Nine months ended September 30, 2007

$ million
	Exploration
	&	Gas &	Oil
	Production	Power	Products	Chemicals	Corporate	Total

Segment result - IAS 14	19,610	280	8,778	1,343	(97)	29,914
Share of profit of equity accounted investments	2,305	1,319	1,706	529	(1)	5,858
Net finance costs and other (income)/expense	336	(740)	(22)	18	(1,008)	(1,416)
Taxation	11,260	189	2,623	304	(481)	13,895

Segment result — OFR	10,319	2,150	7,883	1,550	1,391	23,293

Income for the period by segment — Nine months ended September 30, 2006

$ million
	Exploration
	&	Gas &	Oil
	Production	Power	Products	Chemicals	Corporate	Total

Segment result - IAS 14	22,413	1,025	6,892	794	(822)	30,302
Share of profit of equity accounted investments	2,271	1,095	1,431	301	(88)	5,010
Net finance costs and other (income)/expense	246	(209)	8	9	(222)	(168)
Taxation	12,953	275	1,981	206	(733)	14,682

Segment result — OFR	11,485	2,054	6,334	880	45	20,798

6. Ordinary share capital

$ million
	September 30, 2007	December 31, 2006

Allotted, called up and fully paid
Class A ordinary shares	306	312
Class B ordinary shares	233	233
Sterling deferred	—	—

	539	545

The number of shares outstanding at September 30, 2007 and December 31, 2006, were as follows:

$ million
	September 30, 2007	December 31, 2006

Shares of €0.07 each
Class A	3,621,935,000	3,695,780,000
Class B	2,759,360,000	2,759,360,000
Shares of £1 each
Sterling deferred	50,000	50,000

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	15

7. Reconciliation from IFRS to US GAAP
Reconciliation of statement of income from IFRS to US GAAP — Nine months ended September 30, 2007

$ million
						Currency			Minority
		Discontinued	Reclassi-	Retirement	Share based	translation		Reversals of	interest
	IFRS	operations	fications	benefits	compensation	differences	Impairments	impairments	buy-out	Other	US GAAP

Revenue	249,079	(7,283)	—	—	—	—	—	—	—	(14)	241,782
Cost of sales	206,094	(6,293)	(416)	346	5	207	(64)	143	151	38	200,211

Gross profit	42,985	(990)	416	(346)	(5)	(207)	64	(143)	(151)	(52)	41,571
Selling, distribution and adminstrative expenses	11,741	(274)	—	403	—	8	—	—	—	(9)	11,869
Exploration	1,330	—	—	—	—	—	—	—	—	—	1,330
Research and development		—	781	—	—	—	—	—	—	—	781
Share of profit of equity accounted investments	5,858	(2)	—	(21)	—	—	—	22	—	9	5,866
Net finance costs and other (income)/expense	(1,416)	(2)	(365)	—	—	6	—	—	—	(80)	(1,857)

Income before taxation	37,188	(716)	—	(770)	(5)	(221)	64	(121)	(151)	46	35,314
Taxation	13,895	(280)	—	(365)	3	—	(18)	—	(43)	138	13,330
Income attributable to minority interest										428	428

Income from continuing operations	23,293	(436)	—	(405)	(8)	(221)	82	(121)	(108)	(520)	21,556
Income/(loss) from discontinued operations	—	436	—	—	—	—	—	—	—	—	436

Income for the period	23,293	—	—	(405)	(8)	(221)	82	(121)	(108)	(520)	21,992

Attributable to minority interest	429	—	—	—	—	—	—	—	—	(429)

Income attibutable to shareholders of Royal Dutch Shell plc	22,864	—	—	(405)	(8)	(221)	82	(121)	(108)	(91)	21,992

Earnings per share under US GAAP

$
	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Basic earnings per share	1.08	0.89	3.50	3.07
Continuing operations	1.08	0.89	3.43	3.05
Discontinued operations	—	—	0.07	0.02

Diluted earnings per share	1.07	0.89	3.49	3.06
Continuing operations	1.07	0.89	3.42	3.04
Discontinued operations	—	—	0.07	0.02

The principles of the calculation and the number of shares used are given in Note 4.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	16

Reconciliation of balance sheet from IFRS to US GAAP as at September 30, 2007

$ million
		Retirement		Reversals of		Minority interest
	IFRS	benefits	Impairments	impairments	Investments	buy-out	Other	US GAAP

ASSETS
Non-current assets
Intangible assets	5,307	—	—	—	—	907	2	6,216
Property, plant and equipment	96,611	—	682	(143)	—	7,173	51	104,374
Investments:
equity accounted investments	28,717	(105)	—	(257)	(82)	—	134	28,407
financial assets	2,987	(9)	—	—	(1,153)	—	32	1,857
Deferred tax	3,375	44	—	—	—	—	(333)	3,086
Other	10,948	6,062	—	—	—	—	(96)	16,914

	147,945	5,992	682	(400)	(1,235)	8,080	(210)	160,854

Current assets
Inventories	27,906	—	—	—	—	—	—	27,906
Accounts receivable	61,636	—	—	—	—	—	2	61,638
Cash and cash equivalents	14,092	—	—	—	—	—	—	14,092

	103,634	—	—	—	—	—	2	103,636

Total assets	251,579	5,992	682	(400)	(1,235)	8,080	(208)	264,490

LIABILITIES
Non-current liabilities
Debt	12,660	—	—	—	—	—	(119)	12,541
Deferred tax	13,665	1,463	204	(94)	—	2,051	(126)	17,163
Provisions	18,916	885	—	—	—	—	(78)	19,723
Other	3,797	46	—	—	—	—	1,776	5,619

	49,038	2,394	204	(94)	—	2,051	1,453	55,046

Current liabilities
Debt	4,683	—	—	—	—	—	(6)	4,677
Accounts payable, accrued liabilities and provisions	65,688	(82)	—	—	—	—	471	66,077
Taxes payable	12,144	—	—	—	—	—	(1,872)	10,272

	82,515	(82)	—	—	—	—	(1,407)	81,026

Total liabilities	131,553	2,312	204	(94)	—	2,051	46	136,072

Minority interest							1,837	1,837

Equity attributable to shareholders of Royal Dutch Shell plc	118,194	3,680	478	(306)	(1,235)	6,029	(259)	126,581
Minority interest	1,832	—	—	—	—	—	(1,832)	—

Total equity	120,026	3,680	478	(306)	(1,235)	6,029	(2,091)	126,581

Total liabilities and equity	251,579	5,992	682	(400)	(1,235)	8,080	(208)	264,490

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	17

Reconciliation of statement of income from IFRS to US GAAP — Nine months ended September 30, 2006

$ million
						Currency
		Discontinued	Reclassi-	Retirement	Share based	translation		Reversals of
	IFRS	operations	fications	benefits	compensation	differences	Impairments	Impairments	Other	US GAAP

Revenue	243,345	(7,550)	—	—	—	—	—	—	16	235,811
Cost of sales	200,143	(7,082)	(296)	371	(10)	70	30	(105)	—	193,121

Gross profit	43,202	(468)	296	(371)	10	(70)	(30)	105	16	42,690
Selling, distribution and adminstrative expenses	11,968	(264)	—	194	—	(39)	—	—	(15)	11,844
Exploration	932	—	—	—	—	—	—	—	—	932
Research and development		—	557	—	—	—	—	—	—	557
Share of profit of equity accounted investments	5,010	—	—	1	—	—	—	24	10	5,045
Net finance costs and other (income)/expense	(168)	(5)	(261)	—	—	120	—	—	(25)	(339)

Income before taxation	35,480	(199)	—	(564)	10	(151)	(30)	129	66	34,741
Taxation	14,682	(44)	—	(213)	(50)	—	(10)	(1)	116	14,480
Income attributable to minority interest									639	639

Income from continuing operations	20,798	(155)	—	(351)	60	(151)	(20)	130	(689)	19,622
Income/ (loss) from discontinued operations	—	155	—	—	—	—	—	—	—	155

Income for the period	20,798	—	—	(351)	60	(151)	(20)	130	(689)	19,777

Attributable to minority interest	639	—	—	—	—	—	—	—	(639)

Income attibutable to shareholders of Royal Dutch Shell plc	20,159	—	—	(351)	60	(151)	(20)	130	(50)	19,777

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	18

Reconciliation of balance sheet from IFRS to US GAAP as at December 31, 2006

$ million
	IFRS	Retirement benefits	Impairments	Reversals of impairments	Investments	Other	US GAAP

ASSETS
Non-current assets
Intangible assets	4,808	—	—	—	—	2	4,810
Property, plant and equipment	100,988	—	613	—	—	(38)	101,563
Investments:							—
equity accounted investments	20,740	(80)	—	(290)	(82)	83	20,371
financial assets	4,493	(8)	—	—	(1,232)	37	3,290
Deferred tax	2,968	105	—	—	—	(264)	2,809
Other	9,394	6,091	—	—	—	(128)	15,357

	143,391	6,108	613	(290)	(1,314)	(308)	148,200

Current assets
Inventories	23,215	—	—	—	—	—	23,215
Accounts receivable	59,668	—	—	—	—	—	59,668
Cash and cash equivalents	9,002	—	—	—	—	—	9,002

	91,885	—	—	—	—	—	91,885

Total assets	235,276	6,108	613	(290)	(1,314)	(308)	240,085

LIABILITIES
Non-current liabilities
Debt	9,713	—	—	—	—	(125)	9,588
Deferred tax	13,094	1,604	221	(105)	—	35	14,849
Provisions	16,451	1,034	—	—	—	(234)	17,251
Other	4,325	46	—	—	—	169	4,540

	43,583	2,684	221	(105)	—	(155)	46,228

Current liabilities
Debt	6,060	—	—	—	—	(43)	6,017
Accounts payable, accrued liabilities and provisions	64,667	(83)	—	—	—	19	64,603
Taxes payable	6,021	—	—	—	—	1	6,022

	76,748	(83)	—	—	—	(23)	76,642

Total liabilities	120,331	2,601	221	(105)	—	(178)	122,870

Minority interest						9,197	9,197

Equity attributable to shareholders of Royal Dutch Shell plc	105,726	3,534	392	(185)	(1,313)	(136)	108,018
Minority interest	9,219	(27)	—	—	(1)	(9,191)	—

Total equity	114,945	3,507	392	(185)	(1,314)	(9,327)	108,018

Total liabilities and equity	235,276	6,108	613	(290)	(1,314)	(308)	240,085

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	19

The Condensed Consolidated Interim Financial Statements of the Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP).
Discontinued operations
The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2007 and 2006 under US GAAP are included within continuing operations under IFRS. In 2007 and 2006 in Oil Products certain refineries have been classified as held for sale and are reported under US GAAP as discontinued operations.
Reclassifications
Reclassifications are differences in line item allocation under IFRS, which do not affect equity or income compared with that shown under US GAAP. They comprise research and development costs that are included in cost of sales under IFRS while these items are separately disclosed under US GAAP, and accretion expense for asset retirement obligations that is reported as interest expense under IFRS and as cost of sales under US GAAP.
Retirement benefits
The Group adopted FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R (“FAS 158”) as of December 31, 2006. FAS 158 requires that on a prospective basis all gains and losses related to defined benefit pension arrangements and other post retirement benefits are recognised on the balance sheet. The gains or losses and prior service costs or credits that arise during the period are recognised as a component of accumulated other comprehensive income/(loss), net of tax, but are not recognised as components of net periodic benefit cost. Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS were recognised in the 2004 opening balance sheet, with a corresponding reduction in equity. The difference between IFRS and US GAAP therefore mainly relates to the unrecognised gains and losses under IFRS since January 1, 2004.
Share-based compensation
Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on its fair value. For US GAAP the Group has adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this will minimise the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.
Cumulative currency translation differences
Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated by increasing retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.
Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.
Impairments
Impairments under IFRS are based on discounted cash flows. Under US GAAP only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.
Reversal of impairments
Under IFRS, a favourable change in the circumstance, which resulted in an impairment of an asset other than goodwill, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.
Financial instruments
Under IFRS certain unquoted equity securities are recognised at fair value. Under US GAAP these are recognised at cost. This difference has no impact on the timing of recognition of income arising from these investments. Also, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised under IFRS mainly because of pricing or delivery conditions.

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Minority interest buy-out
Under IFRS, acquisitions of minority interest in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity. Under US GAAP an acquisition of minority interest in a Group company is accounted for using the purchase method and a disposal of shares in a Group company whilst retaining control is accounted for as a disposal.
Other
Other reconciling items include differences between IFRS and US GAAP relating to income taxes and leases. With effect from January 1, 2007, the main reconciling item relates to the reclassification within the balance sheet of unrecognised tax benefits as a result of the adoption of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (“FIN 48”), all of which would affect the Group’s effective tax rate if recognised; the amount reclassified at January 1, 2007 was $1,460 million.
Cash flow statement
The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual Reports on Form 20-F permit the compilation of the cash flow statement under IAS 7.
Recent US GAAP accounting pronouncements
FASB Statement No. 157 Fair Value Measurement (“FAS 157”) becomes effective for the Group and will be adopted from January 1, 2008. FAS 157 aims to achieve consistency of approach whenever assets and liabilities are required to be measured at fair value and introduces certain disclosure requirements. The Group does not expect any significant impact on the Group’s Consolidated Financial Statements.

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Appendix
Ratio of earnings to fixed charges
The following table sets forth, on a US GAAP basis for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the nine months ended September 30, 2007 and on an IFRS basis for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission and these Condensed Consolidated Interim Financial Statements.

	Nine months ended September 30,			Years ending December 31,

	2007	2006	2005	2004	2003	2002

Ratio of Earnings to Fixed Charges (IFRS basis)	21.43	19.99	23.33	19.17
Ratio of Earnings to Fixed Charges (US GAAP basis)	25.69	23.31	26.84	17.13	15.67	11.69
For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalised interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.
Capitalisation and indebtedness
The following tables set forth, on a US GAAP and IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of September 30, 2007. This information is derived from these Condensed Consolidated Interim Financial Statements.
US GAAP basis

$ million
September 30, 2007
Total equity	126,581
Total finance debt
Short-term finance debt	4,677
Long-term finance debt[A]	9,825
Total finance debt[B]	14,502

Total capitalisation	141,083

IFRS basis

$ million
September 30, 2007
Equity

Total equity attributable to shareholders of Royal Dutch Shell plc	118,194
Total finance debt
Short-term finance debt	4,683
Long-term finance debt[A]	9,944
Total finance debt[B]	14,627

Total capitalisation	132,821

[A]	Long-term finance debt excludes $2.7 billion of certain long-term commitments included in amounts due to banks and other credit institutions.

[B]	As of September 30, 2007, the Shell Group had outstanding guarantees related to Shell Group associates of $1.3 billion, of which $0.6 billion related to guarantees in respect of financial indebtedness. $12.9 billion of the finance debt of the Shell Group was unsecured.

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